Exhibit 99.1

Mountain Province Diamonds Announces March 31, 2017 Quarter End Results

Shares Issued and Outstanding: 160,173,833
TSX: MPVD
NASDAQ: MPVD

TORONTO and NEW YORK, May 10, 2017 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPVD, NASDAQ: MPVD) announced today the results for the quarter ended March 31, 2017.

Highlights for 2017 and to date
(All quoted figures in CAD$)

•	The Gahcho Kué Diamond Mine ("GK Mine") declared commercial production on March 1, 2017 having achieved more than 70% of nameplate capacity of 8,226 tonnes per day over the preceding 30-day period.
•	Mining of overburden, waste rock and ore in the 5034 open pit for the three months ended March 31, 2017 was approximately 7.7 million tonnes, with approximately 222,600 tonnes of ore stockpiled at period-end on a 100% basis.
•	For the three months ended March 31, 2017, the GK Mine treated approximately 492,000 tonnes of ore through the process plant and recovered approximately 867,000 carats on a 100% basis for an average grade of approximately 1.76 carats/tonne. This recovered grade is approximately 17% above budget for the first quarter. It remains unclear at this time whether or to what extent this positive grade variance will be sustainable. The Company's attributable share of first quarter diamond production was approximately 424,830 carats.
•	In the eight months since commencing production ramp-up in August 2016 to completion of the third sale in March 2017, the Company sold a total of approximately 523,000 carats for total proceeds of US$40.4 million or approximately US$77 per carat. This represents the sale of diamonds produced during the pre-commercial production phase, and, importantly, includes proceeds received in 2016 from De Beers through the bidding for Fancy and Special diamonds, and will not be comparable to any quarterly operating results.
•	In the three months to March 31, 2017, the Company conducted three sales through its diamond broker based in Antwerp, Belgium for a total of approximately 522,000 carats, which included Fancies and Specials. Proceeds of approximately US$37.7 million or an average of US$72 per carat were received by April 5, 2017. A portion of the third sale closed subsequent to the end of the quarter.
•	Gem and near-gem diamonds contributed approx. 96% of the diamond sales proceeds at an average price of US$118 per carat. The remaining 4% of proceeds came from industrial diamonds at an average price of US$7 per carat. Gem and near-gem diamonds represented approx. 57% of the first quarter sales by volume.
•	Participation at the Company's first sales increased steadily over the quarter. The average run-of-mine prices increased by approximately 16% in the March sale over the January 2017 sale. Bids per parcel (approx. 115 parcels per sale) increased from an average of 8.1 in January to 10.4 in March. Fifty seven percent of the winning bidders were repeat customers indicating a high level of interest in the Gahcho Kué diamonds.
•	Subsequent to quarter end, on May 5, 2017 the Company closed its fourth sale at an average price of US$86 per carat, a 19% increase from the average first quarter realized price per carat. Bids per parcel at the fourth sale increased to 11.4 and 73% of the winning bidders were repeat customers confirming strong and growing interest in the Gahcho Kue diamonds. Approximately one-quarter of the run-of-mine production sold at the Company's fourth sale was sourced from the 5034 Center lobe. This production shows a higher volume of white diamonds and also diamonds of a larger size compared with production from the upper portion of the 5034 NE lobe sold in the first quarter.

Financial Summary

For the three-month period ended March 31, 2017, the Company reported a net loss of $2.1 million or ($0.01) per share.  Proceeds from all of the diamond sales during the first quarter were credited against Property, Plant, and Equipment, net of operating costs, rather than recorded as revenue as the diamonds sold were produced prior to declaring commercial production on March 1, 2017.

The Company undertook three sales of diamonds during the first quarter of 2017 through its broker in Antwerp, Belgium, and a fourth sale was completed in May.  The Company expects to begin recording revenue starting from the fifth sale which occurs in mid-June.

The following table summarizes the results of each sale:

	Sale 1*	Sale 2	Sale 3**	Total Q1***	Sale 4
000's of carats sold	96	231	195	522	148
Gross proceeds (US$)	$6,423	$16,484	$14,794	$37,701	$12,729
Revenue/carat (US$)	$67	$71	$76	$72	$86

* Assuming the diamonds withdrawn were sold in sale 1 instead of sale 2.
** Although the diamond sale closed on March 29, 2017, US$13.7 million of the proceeds reflecting the sale of 194,000 carats was received during the first week of April.
*** Although 522,000 carats were sold, in accordance with IFRS only 416,000 carats could be recognized as sales proceeds in the quarter. The remaining 106,000 have been recognized subsequent to the quarter end. The portion of sales proceeds related to the 106,000 carats is approximately US$7.1 million of the US$37.7 million above.

In the above table the Company has provided a detailed breakdown of the individual sales to illustrate the progress being made through the price discovery process. The Company does not anticipate providing this level of detail in future quarterly reports. In addition, given the variability in the diamond population between the different lobes of the 5034 kimberlite, the prices achieved at individual sales will vary depending on the mix of production and average realized prices at future sales may be lower than that achieved at past sales.

At March 31, 2017, the Company had drawn US$357 million of the US$370 million Loan Facility leaving a balance of US$13 million, which will be used to cover the June and September 2017 interest payments. At March 31, 2017, the Company had cash and restricted cash totalling $77.5 million.

Mountain Province President and CEO Patrick Evans commented: "Since declaring commercial production on March 1 the ramp-up has been strong and we expect to reach full production in the current quarter."

Mr. Evans added: "The Company's first diamond sales took place in the midst of a perfect storm for a first-time seller with significant challenges in four areas. First, all new producers go through a 'price discovery' process as buyers of rough diamonds assess the quality and potential profitability of the new production. This process usually extends over the first six months of sales as it takes approximately six months before the first rough purchased from a new mine is sold into the polished market. We expect to be through the price discovery period in the second half of the year.

"Secondly, demonetization in India caused severe liquidity challenges in the world's major diamond cutting and polishing country. Liquidity began returning to the Indian cutting centers during the first quarter and is expected to be fully restored by midyear. The lower quality production sold in the first quarter was particularly affected by this one-off event.

"Thirdly, the world's two major diamond producers sold a record combined 28.2 million carats into the rough market during the first quarter. This was 58% more than their combined production during the quarter making it particularly challenging for a first-time seller introducing new product to the market.

"Fourthly, the production sold during the first quarter was sourced primarily from the upper portion of the NE lobe of the 5034 kimberlite. The predominantly transitional tuffisitic kimberlite in this zone has a higher population of lower quality diamonds compared to the hypabyssal kimberlite found at depth at the NE lobe and also at the Center lobe. As a consequence, realized prices achieved during the first quarter were below the expected average for the 5034 kimberlite as a whole, but are expected to improve as more production is sourced from hypabyssal kimberlite at the Center lobe and deeper portions of the NE lobe ."

At March 31, 2017, the Company was subject to maintaining a cash call reserve account balance of approximately US$27.9 million. On March 27, 2017, the lenders provided a waiver whereby the amount is now to be funded by May 31, 2017. Despite encouraging recent operating and sales results, the Company expects to require further waivers in respect of other reserve account funding requirements during 2017.  The Company is in active discussions with its lending group to defer and realign the reserve account funding requirements to reflect current market conditions.  With the benefit of additional operating and sales results, and subject to continued improvements on both fronts, the Company expects to conclude the realignment of the reserve account funding schedule by mid-2017. Subject to agreement between the Company and lenders, the $65M in restricted funds in treasury could be used to support reserve account funding. While good progress is being made, there are no assurances that the lenders will accommodate further waivers or amendments the Company will seek.

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Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories.  Gahcho Kué is the world's largest new diamond mine and projected to produce an average of 4.5 million carats a year over a 12 year mine life.

The Gahcho Kué Project consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 34.3 million tonnes grading 1.57 carats per tonne for total diamond content of 53.7 million carats.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
This news release contains forward-looking statements under applicable Canadian and US securities regulations and legislation in which Mountain Province discusses its potential future performance. Forward-looking statements are all statements other than statements of historical facts, such as projections or expectations relating to ore grades and processing rates, production and sales volumes, cash costs, operating cash flows, capital expenditures, debt management initiatives, exploration efforts and results, development and production activities and costs, liquidity, tax rates, the impact of diamond price changes, reserve estimates, and future dividend payments. The words "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and any similar expressions are intended to identify those assertions as forward-looking statements. Under its current project finance facility Mountain Province is not permitted to pay dividends on common stock unless and until obligations under the facility have been satisfied. The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to restrictions under the Company's project finance facility, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

Mountain Province cautions readers that forward-looking statements are not guarantees of future performance and actual results may differ materially from those anticipated, projected or assumed in the forward-looking statements. Important factors that can cause Mountain Province's actual results to differ materially from those anticipated in the forward-looking statements include supply of and demand for, and prices of, diamonds, mine commissioning, mining sequencing, production rates, cash flow, industry risks, regulatory changes, political risks, labor relations, weather- and climate-related risks, environmental risks and other risk factors.

Investors are cautioned that many of the assumptions upon which Mountain Province's forward-looking statements are based are likely to change after the forward-looking statements are made, including for example diamond prices, which Mountain Province cannot control, and production volumes and costs, some aspects of which Mountain Province may not be able to control. Further, Mountain Province may make changes to its business plans that could affect its results. Mountain Province disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Mountain Province Diamonds Inc.

View original content: http://www.newswire.ca/en/releases/archive/May2017/10/c3137.html

%CIK: 0001004530

For further information: Mountain Province Diamonds Inc., Patrick Evans, President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com, www.mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 17:30e 10-MAY-17